UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-12632

CUSIP NUMBER 40048P104

(Check one):	[ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	December 31, 2008

⁯ Transition Report on Form 10-K
⁯ Transition Report on Form 20-F
⁯ Transition Report on Form 11-K
⁯ Transition Report on Form 10-Q
⁯ Transition Report on Form N-SAR
For the Transition Period Ended:_______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION Grupo Casa Saba, S.A.B. de C.V.
Full Name of Registrant Grupo Casa Autrey, S.A. de C.V.
Former Name if Applicable Paseo de la Reforma No. 215
Address of Principal Executive Office (Street and Number) Colonia Lomas de Chapultepec, Mexico, D.F. 11000
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
⁯	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In May 2008, Grupo Casa Saba, S.A.B. de C.V. (the “Company”), through Casa Saba Brasil Holding Ltda. (“Casa Saba Brasil”), a wholly-owned subsidiary, acquired all the outstanding shares of Drogasmil Medicamentos e Perfumaria S.A. (“Drogasmil”), a Brazilian corporation which owns and operates pharmacies in Brazil.

The report of Salles, Sainz – Grant Thornton, S.C., the Company’s independent auditors, in respect of the consolidated financial statements of the Company as and for the fiscal year ended December 31, 2008 (the “Audit Report”), has been qualified in respect of certain matters relating to Casa Saba Brasil, including matters related to calculation of goodwill, inventories, fixed asset ledgers, tax and labor contingencies and back-up for certain balance sheet accounts.

The Company’s limited management resources have been devoted to analyzing and resolving issues related to the Audit Report; therefore, the Company has not been able to allocate the time and resources normally available for the preparation of the annual report on Form 20-F and thus will be unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2008 within the period prescribed.  The Company intends to file its annual report on Form 20-F on or prior to the prescribed extended date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sandra Yatsko	+52 55	5284 6698
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).        Yes [X] No [  ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
included in the subject report or portion thereof ?                                                           Yes [X] No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company made significant investments in its private pharmaceuticals business division, particularly in its retail pharmacy business in Mexico and Brazil.  In Mexico, the Company expanded its retail pharmacy business from the operation of 39 pharmacies to 150 pharmacies.  In Brazil, the Company acquired Drogasmil, a pharmacy chain through which the Company operates over 100 pharmacies.  These investments had a positive impact on the Company’s net sales and gross profit, which increased 12.4% and 23.4%, respectively, for the year ended December 31, 2008, as compared to the year ended December 31, 2007.  However, these investments led to an increase in its operating expenses, from Ps.1,424 million for the year ended December 31, 2007 to Ps.2,104 million for the year ended December 31, 2008, or 47.7%, as a result of higher payroll and other operating expenses related to its retail pharmacy business.  The Company’s comprehensive financing cost, net, also increased significantly, from Ps.17.8 million for the year ended December 31, 2007 to Ps.181.1 million for the year ended December 31, 2008, primarily as a result of the interest-bearing liabilities that the Company incurred in connection with the acquisition of Drogasmil.  The Company’s tax provisions also increased, from Ps.188.2 million for the year ended December 31, 2007 to Ps.302.5 million for the year ended December 31, 2008, or 60.7%, as a result of the acquisition in Brazil and the expansion in Mexico of its retail pharmacy business. As a result of the factors described in this paragraph, the Company’s net income decreased from Ps.905.1 million for the year ended December 31, 2007, to Ps.595.1 million for the year ended December 31, 2008.

Grupo Casa Saba, S.A.B. de C.V.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2009	By:	/s/ Gabriel Saba D'jamus
		Name:	Gabriel Saba D'jamus
		Title:	Chief Executive Officer

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